LBO Capital Corp.

3509 Auburn Rd. Ste B-200 · Auburn Hills MI · 48326 USA
248.844.0300-tel **www.lbocapitalcorp.com** 248.844.0302-fax

May 5, 2010

United States
Securities and Exchange Commission ("SEC")
Washington, D.C. 20549-3561

Attention: Mr. John Reynolds.
            Assistant Director

**Re: LBO Capital Corp.
    File No. 33-19107**

Dear Mr. Reynolds:

We have reviewed your letter dated April 19, 2010 and have made the required changes in the amended 10-K for the year ended December 31, 2008, except the following items which we were not able to finalize today, however we are working on these open items and hope to have them addressed by Monday or Tuesday of next week. I tried to call you today and was not able to reach you.

Item 11. We have contacted the attorney with respect to the disclosure on government regulations.   If we could have some clarification on this item, it would be very helpful.

Item 17. We have submitted a request for the list of shareholders of Longborough Capital in UK and as of today we have not received it yet. We hope to obtain this list by next week.

Item 22. We have not been able to locate this note payable to Longborough Capital. We are working on obtaining a copy of it directly from Longborough.

Item 5. The agreements that license the patents owned by ERT (Former 3DM) are disclosed in the business section of the 10-K. GTI has four license agreements with ERT. We did the best we could to clarify the language and separated them under different headers.

Item. 6. After careful review of the two Lasera agreements, we have determined that the amended agreement is the one that supersedes the original agreement. Thus, we have removed the first agreement from the Exhibits and have left only the amended one, which is valid.

Item 19. The note that was filed as exhibit on April 19 has been converted to equity and this transaction has been disclosed in the footnotes. This note no longer exists. We attached the wrong file during the process. We apologize for the confusion.

Please feel free to call me at 248-844-0300 in case you have any questions.

Sincerely,

/S/ Majlinda Xhuti
Chief Financial Officer

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